Exhibit 16.1

February 22, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for China XD Plastics Company Limited (the “Company”) and, under the date of June 1, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018. On February 18, 2021, we were dismissed. We have read the Company’s statements included under Item 4.01 (a) of its Form 8-K dated February 22, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the dismissal of KPMG Huazhen LLP was approved by the Audit Committee and the Board of Directors of the Company.

Very truly yours,

/s/ KPMG Huazhen LLP